**From:** John_Weber@frost.com [mailto:John_Weber@frost.com]
**Sent:** Tuesday, November 12, 2013 1:46 PM
**To:** parsons@xcelthera.com
**Cc:** parsons@SDRMI.org
**Subject:** Frost & Sullivan Technology Innovation Award

Hello Dr. Parsons,

We are pleased to announce that Xcelthera, Inc. is the recipient of the 2013 Frost & Sullivan Technology Innovation Award.  This prestigious recognition is based on an extensive and independent Frost & Sullivan competitive analysis of the
North American Stem Cell Technologies Market.

Below you will find the 4 action items around the Award:


1. Review of the Best Practices Report
The attached Best Practices report is based on in-depth interviews and primary market analysis, which has been fully funded and conducted by Frost & Sullivan's industry analyst team.  The report will be posted on Frost.com for our subscription clients.

As a professional courtesy, your team has the opportunity to conduct an internal review for accuracy.  If you would like to suggest any edits to the report's content, please submit within 3 business days (see attached Word doc)


2. Licensing Packages for External Promotion
Please note that the report and enclosed information are Frost & Sullivan intellectual property and a piece of our copyrighted research portfolio.  Any public distribution or external announcements around the Frost & Sullivan Award or research findings in press releases, website postings, social media, or print fall under our corporate licensing agreement.

To obtain maximum exposure for the Award we provide promotional support with the licensing agreement.  I've attached the relevant licensing packages in the PDF file below.


3. Awards Banquet
Frost & Sullivan will be hosting our annual Excellence Best Practices Awards Ceremony January 14, 2014 in New Orleans.  Reserve tables for your executive team to attend this black tie event are included in the licensing packages.

http://www.frost.com/prod/servlet/our-services-page.pag?sid=287139561


4. Examples of External Promotion
Attached are the ads / marketing pieces touting the previous Frost & Sullivan Cytomedix, Athersys and Plasticell Awards, along with a link to the multimedia press release announcing the Mayo Clinic Award.

http://www.cytomedix.com/Portals/121782/docs/cmxi%20f&s%20award%20011413%20final.pdf

http://www.athersys.com/releasedetail.cfm?releaseid=343735

http://www.plasticell.co.uk/category/news/

Mayo Clinic Analyst Commentary Video:
http://news.mayomedicallaboratories.com/2012/08/17/frost-sullivan-highlights-mayo-medical-laboratories-award-in-video-press-release-video/

For more information on the Frost & Sullivan Best Practices Award go to:
http://www.frost.com/prod/servlet/meawards.pag

Congratulations to your team at Xcelthera!

Best Regards,

John

---

**John L. Weber** | Global Strategic Account Manager |Copyrights & Licensing | Best Practices | Frost & Sullivan jweber@frost.com | P: 210.247.2494 | F: 210.348.1003 | Twitter: @Frost_Sullivan | www.frost.com

*"50 Years of Growth, Innovation and Leadership"*



Frost & Sullivan

Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation and implementation of powerful growth strategies. Frost & Sullivan leverages over 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from more than 40 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

This email, its content and any files transmitted with it are intended solely for the addressee(s) and may be legally privileged and/or